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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

Commission File No. 0-14536                             CUSIP No.  None

                           NOTIFICATION OF LATE FILING

            [ ] Form 10-K and 10 KSB              [ ] Form 11-K
            [x] Form 10-Q and Form 10-QSB         [ ] Form N-SAR

                     For the Period Ended September 30, 1999

            Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

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PART I.  Registration Information
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                Winthrop California Investors Limited Partnership
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                            (Full Name of Registrant)

5 Cambridge Center, 9th Floor, Cambridge, Massachusetts                 02142
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       (Address of Principal Executive Office)                        (Zip Code)


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PART II. Rules 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate.)

[X]       (a)     The reasons described in reasonable detail in Part III of
                  this Form could not be eliminated without reasonable effort or expense;

          (b) The subject quarterly report will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III. Narrative
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         As a result of the bankruptcy of the Operating Partnership, the
Registrant no longer has control of the Operating Partnership. Due to a dispute with the entity controlling the Operating Partnership, the Registrant has not been provided with, nor has it been granted access to, such information regarding the Operating Partnership to enable it to complete its audited financial statements. The Registrant brought an action seeking access to the books and records of the Operating Partnership necessary to complete its financial audit. However, this action was denied. As such, the Registrant is uncertain as to when, if

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ever, it will be able to obtain sufficient data to prepare its financial statements.

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PART IV.  Other Information
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(1) Name and telephone number of person in contact in regard to this notification:

         David J. Heymann               516                       681-3636
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            (Name)                   (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

         YES [ ]         NO [X]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         YES [ ]         NO [X]

         Winthrop California Investors Limited Partnership
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         (Name of registrant as specified in charter)

         has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 15, 1999         Winthrop California Investors
                                  A Limited Partnership

                                 By:      Winthrop Financial Associates,
                                           A Limited Partnership
                                           General Partner


                                          By: /s/ Michael L. Ashner
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                                                  Michael Ashner
                                                  Chief Executive Officer